JAMES R. LARGENT
10190 OVERHILL DR.
SANTA ANA, CA 92705
E-MAIL	TELEPHONE/FAX
jlargent@cox.net	(714) 838-1833

November 30, 2008

Mr. Fred T. Rogers
Select University Technologies, Inc.
4340 Von Karman Ave, Suite 200
Newport Beach, CA 92660

Re: Resignation from World Am, Inc. Board of Directors

Dear Fred:

It has become very apparent that with regard to our views on the role of the Board, fundamental differences exist between you as Chairman of SUTI Technologies Inc., the majority shareholder of World Am, Inc. and the group of World Am Board members that includes me, David Barnes and Bob Kline.  These differences relate specifically to how we view:
1.
The Board’s responsibility for governance and the need for transparency of management actions and of all financial data for the company and its two subsidiaries, Isotec and Senz-It.  The Board believes that our governance obligations require that we be consulted on issues of strategy, that we be kept informed of material events in the business and that we have access to financial and other data to ensure that the business is being run in a way that is consistent with the interests of shareholders, creditors and other stakeholders.  In fact SOX disclosure rules require this.

2.
The Board’s responsibility to look out for the interests of minority shareholders and creditors as well as those of SUTI, the majority shareholder.  While SUTI is the controlling shareholder, the Board has a responsibility to ensure that the relationship between World Am (and its subsidiaries Isotec and Senz-It) and SUTI is managed in a way that does not benefit the SUTI shareholders at the expense of the minority shareholders.

After Bob Hovee resigned as Chairman and CEO of World Am on September 5th, the three remaining Board members made a sincere effort to analyze the current state of the company’s financial affairs so that we could manage the business in the interests of all shareholders as well as creditors to whom the company owes money.  We tried to address what we saw as serious issues (including the failure to pay the IRS monies owed from employee wage deductions).  However the lack of trust and poor communication in the relationship between you and the Board has led to conflict and confusion that precludes any kind of ability to manage the business short term in an informed, efficient and effective manner.

Such a relationship and situation is detrimental to the interests of all shareholders, including SUTI.  At a minimum it adversely affects the Board’s ability to manage and grow the Isotec business, the only unit within World Am that is currently generating revenues that can provide cash to pay creditors for Isotec and World Am.  Long term these philosophical differences make it impossible for the Board to align our vision of how we believe we can best serve the interests of all shareholders to grow the World Am business in a way that can create value for all World Am shareholders.  In short, the conflict between you and the current Board creates a dysfunctional status that needs to be resolved.

On November 11, 2008 you demanded that I resign from my position as a Board member and Secretary for World Am, Inc.  Mr. Brian Lebrecht, counsel for World Am, subsequently communicated to the Board in a conference call that SUTI Holdings Inc., as the majority shareholder is in a position to appoint new Board members without the need for a proxy.  He specifically mentioned in this discussion the appointment by SUTI of Bob Hovee and Malcolm Lennie as additional Board members (announced on November 6th) as within those powers.  Mr. Lebrecht urged me and the other Board members to resign voluntarily to avoid the need for a proxy where SUTI Holdings would then vote to remove me, David Barnes and Bob Kline.

After consulting with David Barnes and Bob Kline and considering advice that they have shared with me following discussions with their legal counsels, I tender my resignation herewith.  This resignation is effective immediately.

In tendering my resignation, I wish to point out that at the present time I am still owed by World Am, Inc. $13,500.00.  This amount represents Directors Fees for my service during 2008 @$4,500/quarter for the Board meetings conducted on March 10th, May 20th and September 5th and service through September 30th, 2008.  My resignation does not infer any forfeiture of my right to be paid these monies that are owed to me and currently included in the World Am chart of accounts payable.  It is my expectation that World Am Inc. (and SUTI Holdings who control World Am, Inc. and who have asked for my resignation) will fulfill their obligation to pay me in full the $13,500.00 that I am owed.

Sincerely,

James R. Largent

cc:           Mssrs D. Barnes, R. Kline and B. Lebrecht (The Lebrecht Group)